Exhibit 99.1

ENERFLEX LTD. ANNOUNCES PARTIAL REDEMPTION OF SENIOR SECURED NOTES, FURTHER DEBT REDUCTION AND TIMING OF THIRD QUARTER RESULTS

ISSUES NOTICE TO REDEEM $62.5 MILLION OF ITS 9.00% SENIOR SECURED NOTES DUE 2027

NET DEBT BALANCE OF APPROXIMATELY $700 MILLION AT THE END OF Q3/24, REFLECTING GROSS DEBT REPAYMENT OF APPROXIMATELY $100 MILLION DURING THE THIRD QUARTER

NEWS RELEASE

CALGARY, Alberta, October 1, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) announced that it has delivered a notice of partial redemption of its 9.00% Senior Secured Notes due 2027 (the “Notes”).

All amounts presented are in U.S. Dollar (“USD”) unless otherwise stated.

Partial Redemption of Senior Secured Notes

Enerflex has issued a notice of partial redemption for $62.5 million (or 10% of the aggregate principal amount originally issued) of its Notes. The redemption will be completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103% of the principal amount of the notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date. The redemption of the Notes will be funded with available liquidity, which includes approximately $100 million of cash and cash equivalents as at September 30, 2024 and the undrawn portion of Enerflex’s lower cost $800 million revolving credit facility (the “RCF”).

As at September 30, 2024, Enerflex’s net debt1 balance was approximately $700 million, which reflects gross debt repayment of approximately $100 million during the third quarter. Debt repayment during the third quarter was funded through cash provided by operating activities, including a reduction in net working capital, and cash balances. Enerflex continues to expect net working capital movements will be a modest source of cash during the second half of 2024 and for fiscal 2024.

Management Commentary

“The partial redemption of our Notes reflects on-going focused efforts to reduce debt, lower net finance costs, and optimize Enerflex’s debt stack”, said Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer. “We are pleased with the results of these efforts to date and expect to make further progress in coming quarters. The recent extension and expansion of the RCF provides ample liquidity to support our global business and we remain on track to reach our target leverage bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x.”

Marc Rossiter, President and Chief Executive Officer of Enerflex commented, “Since completing the acquisition of Exterran approximately two years ago, we have effectively integrated the two companies and are generating solid free cash flow. We see a visible path for Enerflex to increase shareholder returns and look forward to providing further updates to stakeholders in coming months.”

Third Quarter Results

Enerflex plans to release its financial results and operating highlights for the three and nine months ended September 30, 2024, prior to market open on Thursday, November 14, 2024. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, November 14, 2024 at 8:00 a.m. (MST), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI8422c47e8fb8449fb752892d24f2c1e6. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/y2vuep4e/.

1 The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words "future", "continue", "estimate", "expect", "may", "will", "could", "believe", "predict", "potential", "objective", and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: the Redemption Date and expectations that the redemption of the Notes will be completed on the Redemption Date funded with available liquidity; expectations that net working capital movements will be a modest source of cash during the second half of 2024 and for fiscal 2024; the on-going efforts by the Company to increase shareholder returns and the timing associated therewith, if at all; continued efforts by the Company to reduce debt, lower net finance costs, and optimize its debt stack, will continue to progress in the coming quarters; and the expectations that the Company will release its financial results and operating highlights for the three and nine months ended September 30, 2024, prior to market open on November 14, 2024.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex's operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex's products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran Corporation and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran Corporation by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2023, (ii) Enerflex's management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex's Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

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ABOUT ENERFLEX
Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future.  The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter
President and Chief Executive Officer
E-mail: MRossiter@enerflex.com

Preet S. Dhindsa
Senior Vice President and Chief Financial Officer
E-mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Investor Relations
E-mail: JFetterly@enerflex.com

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